Filed pursuant to Rule 424(b)(3)
Registration No. 333-258467
PROSPECTUS SUPPLEMENT NO. 6
(to Prospectus dated August 12, 2021)
Sema4 Holdings Corp.
236,223,401 Shares of Common Stock
7,236,667 Warrants to Purchase Shares of Common Stock
21,995,000 Shares of Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated August 12, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258467). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Items 1.01, 3.02 and 5.02 and the related exhibits from our current report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2022 (the “Current Report”). Accordingly, we have attached the information contained in Items 1.01, 3.02 and 5.02 and the related exhibits from the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 236,223,401 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock” or “common stock”), consisting of (i) up to 35,000,000 shares of our Class A common stock issued in a private placement pursuant to subscription agreements each entered into on February 9, 2021; (ii) up to 11,068,750 shares of our Class A common stock issued in connection with the consummation of the Business Combination (as defined in the Prospectus), in exchange for shares of our Class B common stock originally issued in a private placement to CMLS Holdings LLC (the “Sponsor”); (iii) up to 182,917,984 shares of our Class A common stock issued or issuable to certain former stockholders and equity award holders of Sema4 (the “Sema4 equity holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 149,856,840 shares of our Class A common stock; (b) up to 14,039,568 shares of our Class A common stock issuable upon the exercise or vesting of certain equity awards; and (c) up to 19,021,576 shares of Class A common stock that certain Sema4 equity holders have the contingent right to receive upon the achievement of certain vesting conditions; and (iv) up to 7,236,667 shares of our Class A common stock issuable upon the exercise of the private placement warrants (as defined below); and (B) up to 7,236,667 warrants (the “private placement warrants”) originally issued in a private placement to the Sponsor and certain of the other Initial Stockholders (as defined in the Prospectus).
In addition, the Prospectus and this prospectus supplement relate to the offer and sale of: (i) up to 14,758,333 shares of our Class A common stock that are issuable by us upon the exercise of 14,758,333 warrants (the “public warrants”) originally issued in our initial public offering ; and (ii) up to 7,236,667 shares of our Class A common stock that are issuable by us upon the exercise of the private placement warrants following the public resale of the private placement warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.
Our common stock and public warrants are listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbols “SMFR” and “SMFRW,” respectively. On January 14, 2022, the last reported sales price of our common stock was $4.04 per share and the last reported sales price of our public warrants was $0.75 per warrant.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 10 of the Prospectus to read about factors you should consider before buying our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 18, 2022

Item 1.01. Entry into a Material Definitive Agreement.

On January 18, 2022, Sema4 Holdings Corp. (“Sema4” or the “Company”) announced that it executed an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with GeneDx, Inc., a New Jersey corporation (“GeneDx”), and the other parties thereto (the transactions contemplated by the Merger Agreement, including the Mergers (as defined below), the “Acquisition”). This Current Report on Form 8-K provides a summary of the Merger Agreement and the other agreements entered into and contemplated in connection with the Acquisition. The descriptions of these agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of such agreements, copies of which are attached as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4 hereto.

Merger Agreement

On January 14, 2022, Sema4 and its wholly-owned subsidiaries, Orion Merger Sub I, Inc. (“Merger Sub I”) and Orion Merger Sub II, LLC (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), entered into the Merger Agreement with GeneDx, a wholly-owned subsidiary of OPKO Health, Inc. (“OPKO”), GeneDx Holding 2, Inc., which will own 100% of GeneDx at the Effective Time (as defined below) (“Holdco2”), and OPKO. Capitalized terms used but not otherwise defined herein will have those meanings ascribed to such terms in the Merger Agreement.

Acquisition

Pursuant to the terms of the Merger Agreement, Sema4 will acquire GeneDx through the merger of Merger Sub I with and into Holdco2 (the “First Merger”), with Holdco2 as the surviving corporation in the First Merger. Immediately after the consummation of the First Merger, as part of the same overall transaction, Holdco2, as the surviving corporation in the First Merger, will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II as the surviving company. After giving effect to the Mergers and the other transactions contemplated by the Merger Agreement, GeneDx will have converted into a Delaware limited liability company and be a wholly-owned indirect subsidiary of Sema4. The Mergers are intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Acquisition was unanimously approved by the boards of directors of each of Sema4 and OPKO.

The Acquisition is expected to close in the first half of 2022, subject to the receipt of the required approval by Sema4’s stockholders and the satisfaction of the closing conditions set forth in the Merger Agreement.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, Sema4 will pay consideration to OPKO for the Acquisition of (i) $150 million in cash at the closing of the Acquisition (the “Closing”), subject to certain adjustments as provided in the Merger Agreement (the “Cash Consideration”), (ii) 80 million shares of the Company’s Class A common stock, par value $0.0001 per share (“Company Class A common stock”) (the “Stock Consideration”), to be issued at the Closing and (iii) up to $150 million payable following the Closing, if certain revenue-based milestones are achieved for each of the fiscal years ending December 31, 2022 and December 31, 2023 (the “Milestone Payments”). Each Milestone Payment, if and to the extent earned under the terms of the Merger Agreement, will be satisfied through the payment and/or issuance of a combination of cash and shares of Company Class A common stock (valued at $4.86 per share based on the average of the daily volume average weighted price of Company Class A common stock over the period of 30 trading days ended January 12, 2022), with such mix to be determined in Sema4’s sole discretion. The Milestone Payment in respect of the fiscal year ending December 31, 2023 is subject to acceleration on the terms described in the Merger Agreement.

The number of shares of Company Class A common stock that OPKO is entitled to receive as a result of the Mergers, as otherwise contemplated by the Merger Agreement, shall be adjusted to appropriately reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Company Class A common stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Class A common stock occurring on or after the date of the Merger Agreement and prior to the Closing.

Governance

In connection with the execution of the Merger Agreement, Katherine Stueland, the Chief Executive Officer of GeneDx, Kevin Feeley, the Chief Financial Officer of GeneDx, and Jennifer Brendel, the Chief Commercial Officer of GeneDx, have entered into employment agreements with Sema4, which will be effective upon the Closing. Following the Closing, Ms. Stueland will serve as the Co-Chief Executive Officer of Sema4, reporting to Sema4’s Board of Directors (the “Board”), Mr. Feeley will service as Senior Vice President Operations, Sema4 and Head of GeneDx and Ms. Brendel will serve as Chief Growth Officer of Sema4.

Sema4 has agreed that OPKO will be entitled to nominate and Sema4 will seek to have appointed to the Board: (i) one mutually agreed GeneDx designee to the Board, initially Katherine Stueland, and (ii) one mutually agreed independent OPKO designee to the Board following the Closing and until at least the expiration of the milestone period, who will be identified in the proxy statement Sema4 intends to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders (the “Proxy Statement”) in connection with Sema4 seeking certain stockholder approvals related to the Acquisition.

Representations and Warranties; Indemnification

The Merger Agreement contains customary representations and warranties of the parties and provides for mutual indemnification subject to customary limitations.

Sema4 Recommendation

Sema4 is required to include in the Proxy Statement the recommendation of the Board to Sema4’s stockholders that they approve the transaction proposals (as such proposals are more fully set forth in the Merger Agreement).

Conditions to Closing

General Conditions

The obligations of either party to consummate the Acquisition are conditioned upon, among other things, (a) the approval of the issuance of the Stock Consideration by Sema4’s stockholders, (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (c) the absence of any order or law making the consummation of the transactions illegal.

OPKO and the Company Parties’ Conditions to Closing

The obligations of OPKO and the Company Parties’ to consummate the Acquisition also are conditioned upon, among other things, (a) customary closing conditions, (b) the approval of the Stock Consideration for listing on the Nasdaq and (c) Sema4’s having not suffered a material adverse effect.

Sema4 Conditions to Closing

The obligations of Sema4 to consummate the Acquisition are also conditioned upon, among other things, (a) customary closing conditions, (b) the completion of the Pre-Closing Restructuring by OPKO and GeneDx, including receipt of written confirmation from the IRS that the EIN is retained, (c) the Required Consent Condition, (d) GeneDx’s having not suffered a material adverse effect, (e) the continued employment of Ms. Stueland and (f) the receipt of audited consolidated financial statements of GeneDx required to be included in the Proxy Statement.

Termination

The Merger Agreement allows the parties to terminate the Merger Agreement if certain customary conditions described in the Merger Agreement are not satisfied, including, without limitation, each party’s right to terminate, subject to certain limited exceptions, if the Acquisition is not consummated by August 14, 2022, which date may be extended to October 14, 2022 by either Sema4 of OPKO if required to fulfill certain conditions to the Closing.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of an intentional misrepresentation made by, or a willful breach of any covenant, agreement or obligation of, such party in the Merger Agreement.

Transition Services Agreement

The Merger Agreement also provides that, in connection with the Closing, the parties will enter into a Transition Services Agreement, which will govern the parties’ respective rights and obligations with respect to the provision of certain transition services following the Closing.

The foregoing summary of the Merger Agreement and the Acquisition does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated by reference herein. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Sema4 does not believe that these schedules contain information that is material to an investment decision.

As a result of the foregoing, investors are encouraged not to rely on the representations, warranties and covenants contained in the Merger Agreement, or on any descriptions thereof, as accurate characterizations of the state of facts or condition of Sema4, GeneDx, OPKO or any other party. Investors and stockholders are likewise cautioned that they are not third-party beneficiaries under the Merger Agreement and do not have any direct rights or remedies pursuant to the Merger Agreement.

Certain Related Agreements

Subscription Agreements and PIPE Investment (Private Placement)

On January 14, 2022, concurrently with the execution of the Merger Agreement, Sema4 entered into subscription agreements (collectively, the “Subscription Agreements”) with certain institutional investors (collectively, the “PIPE Investors”). The PIPE Investors include certain existing equity holders of Sema4, some of whom own more than 5% of the outstanding shares of Company Class A common stock and some of whom are affiliated with Sema4’s directors. Pursuant to, and on the terms and subject to the conditions of, the Subscription Agreements, Sema4 agreed to issue and sell to the PIPE Investors, in private placements to close substantially concurrently with the Closing, an aggregate of 50 million shares of Company Class A common stock at $4.00 per share, for an aggregate gross purchase price of $200 million (the “PIPE Investment,” and together with the Acquisition, the “Transactions”), before fees and expenses. The Subscription Agreements provide for certain customary registration rights for the PIPE Investors. The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) upon the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing of the PIPE Investment set forth in Section 2 of the Subscription Agreement are not satisfied (or waived, to the extent waivable) on or prior to the earlier of the closing date of the Acquisition (the “Closing Date”) or October 14, 2022 (the “Outside Date”), or become incapable of being satisfied on or prior to the earlier of the Closing Date or the Outside Date, and, as a result thereof, the transactions contemplated by the

Subscription Agreements are not consummated at the closing of the PIPE Investment, and (d) the Outside Date. Each Subscriber may, by written notice to Sema4, extend the Outside Date beyond October 14, 2022.

In addition, certain existing equity holders of Sema4 have agreed in their Subscription Agreements to certain covenants that are substantially similar to the covenants set forth in the Support Agreements (as defined below).

The foregoing description of the Subscription Agreements is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Shareholder Agreements

In connection with the entry into the Merger Agreement, Sema4 entered into Shareholder Agreements (each, a “Shareholder Agreement”) with OPKO and certain stockholders of OPKO, pursuant to which OPKO and such stockholders have agreed, respectively, to, among other things, be subject to a lock-up period with respect to the Lock-Up Shares (as defined therein), which will last from the Closing until (a) in the case of the Stock Consideration issued at the Closing, the date that is one (1) year from the Closing Date, (b) if and to the extent earned, in the case of the stock portion of the first Milestone Payment, the date that is one (1) year from the date of issuance for such stock and (c) if and to the extent earned, in the case of the second Milestone Payment, the date that is six (6) months from the date of issuance for such stock (as applicable, the “Lock-Up Period”). During this Lock-Up Period, the holders of Lock-Up Shares may not transfer any Lock-Up Shares or engage in any short sales or other hedging or derivative transactions, subject to certain limited exceptions. Following such Lock-Up Period, OPKO and such stockholders have agreed to dispose of their Lock-Up Shares in a marketed sale process under certain circumstances for so long as they continue to hold at least 5% of the outstanding Company Class A common stock.

In addition, OPKO and such OPKO stockholders have further agreed to certain standstill provisions whereby, subject to certain exceptions, they are obligated to refrain from taking certain actions with respect to Company Class A common stock. OPKO and such stockholders of OPKO have also agreed to vote their shares in accordance with the recommendations of the Board for so long as they continue to hold at least 5% of the outstanding Company Class A common stock. Further, Sema4 has also granted OPKO and such stockholders certain customary shelf, piggyback and demand registration rights that require Sema4 to register their Lock-Up Shares for resale under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the Shareholder Agreements is subject to and qualified in its entirety by reference to the full text of the form of Shareholder Agreement, the form of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Support Agreements

On January 14, 2022, OPKO and Sema4 entered into Support Agreements (the “Support Agreements”) with certain stockholders of Sema4 (including certain stockholders that own more than 5% of the outstanding shares of Company Class A common stock and certain entities affiliated with Sema4’s directors), whereby such stockholders have agreed to, among other things, (a) vote at any meeting of the stockholders of Sema4 all of their shares of Company Class A common stock held of record: (i) to approve the issuance of the Stock Consideration pursuant to Merger Agreement and the issuance of the Company Class A common stock pursuant to the Subscription Agreements; (ii) to approve the appointment of the Specified Designees to the Board for terms that expire no earlier than the end of the Second Milestone Period; (iii) to approve an amendment to Sema4’s current Third Amended and Restated Certificate of Incorporation to increase the authorized shares of Company Class A common stock from 380,000,000 to 1,000,000,000; (iv) to approve any other proposal included in the Proxy Statement that is recommended by the Board as necessary to consummate the Transactions; (v) to approve any proposal that is recommended by the Board to adjourn the meeting to a later date, if there are not sufficient affirmative votes (in person or by proxy) to obtain the requested approvals on the date on which such meeting is held; and (vi) against any and all other proposals that could reasonably be expected to delay or impair the ability of Sema4 to consummate the Transactions; (b) provide a proxy to Sema4 to vote such shares accordingly (subject to the condition that a proxy statement has been filed with the SEC and provided to the stockholders of Sema4); (c) be bound by certain other covenants and agreements related to the Transactions; and (d) be bound by certain transfer restrictions with respect to all or a percentage of their shares of Company Class A common stock, prior to the meeting, in each case, on the terms and subject to the conditions set forth in the Support Agreements.

The foregoing description of the Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Lock-up Agreements

In connection with the PIPE Investment, certain investors entered into lock-up agreements (the “Lock-up Agreements”) with Sema4. Pursuant to the Lock-up Agreements, certain holders of Lock-Up Shares (as defined therein) have agreed, among other things, to be subject to a lock-up period which lasts from the execution of the applicable Lock-Up Agreement until the date that is 180 days after the signing of such Lock-Up Agreement (the “Lock-up Period”) in respect of their Lock-Up Shares. During this lock-up period, the holders of Lock-Up Shares are subject to certain transfer restrictions in respect of their Lock-Up Shares, subject to certain limited exceptions.

A copy of the form of Lock-up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Lock-up Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

Cautionary Statement Regarding Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the Transactions, expansion plans, projected future results and market opportunities of Sema4. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Sema4’s securities, (ii) the risk that the Transactions may not be completed by the Outside Date and the potential failure to obtain an extension of the Outside Date if sought by Sema4, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including approval by the stockholders of Sema4 of the issuance of the Stock Consideration pursuant to the Merger Agreement, the satisfaction of the Required Consent Condition, the satisfaction of the Pre-Closing Restructuring Condition and the other conditions specified in the Merger Agreement, (iv) the inability of Sema4 to complete the PIPE Investment in connection with the Transactions and the fact that Sema4’s obligation to consummate the Mergers is not conditioned on the completion of the PIPE Investment, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Transactions on Sema4’s or GeneDx’s business relationships, operating results and business generally, (vii) risks that the Transactions disrupt current plans and operations of Sema4 or GeneDx and potential difficulties in Sema4 or GeneDx employee retention as a result of the Transactions, (viii) the outcome of any legal proceedings that may be instituted against Sema4 or GeneDx related to the Merger Agreement or the Transactions, (ix) the ability to maintain the listing of Sema4’s securities on the Nasdaq Global Select Market, (x) the price of Sema4’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Sema4 and GeneDx operate, variations in operating performance across competitors, and changes in laws and regulations affecting Sema4’s or GeneDx’s business, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, (xii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry and (xiii) the size and growth of the markets in which each of Sema4 and GeneDx operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Sema4’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the SEC on November 15, 2021 and other documents filed by Sema4 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GeneDx and Sema4 assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GeneDx nor Sema4 gives any assurance that either GeneDx or Sema4 or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transactions, Sema4 intends to file a proxy statement with the SEC. The proxy statement will be sent to the stockholders of Sema4. The Company also will file other documents regarding the proposed transactions with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by Sema4 through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s investor relations portion of its website at www.sema4.com or upon written request to the Company, 333 Ludlow Street, North Tower, 8th Floor, Stamford, Connecticut, 06902.

Participants in Solicitation

The Company and GeneDx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transactions. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s Registration Statement on Form S-1 (File No. 333-258467), such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Acquisition will be contained in the proxy statement when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Acquisition. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 3.02.           Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of Company Class A common stock to be issued pursuant to the Merger Agreement and the Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. OPKO and the investors in the PIPE Investment have represented their respective intentions to acquire the shares for investment only and not with a view to or for sale in connection with any distribution, and appropriate restrictive legends will be affixed to the certificates representing all of the shares issued in the Acquisition and the PIPE Investment (or reflected in restricted book entry with the Company’s transfer agent). The parties also had adequate access, through business or other relationships, to information about the Company.

Item 5.02.           Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the Transactions, on January 14, 2022, the Board approved the appointment of Jason Ryan, a current director of the Company, as the Executive Chairperson of the Board, with such appointment to become effective as of January 18, 2022.

In addition, in connection with the Transactions, effective as of January 14, 2022, Keith Meister was appointed to the Board as a director of the Company (the “Director Appointment”). Following the Director Appointment, the Board consists of a total of ten directors, with Eli D. Casdin, Joshua Ruch and Michael Pellini as Class I directors of the Company whose terms expire at the Company’s 2022 annual meeting of stockholders; Rachel Sherman, Eric Schadt, Nat Turner and Dennis Charney as Class II directors of the Company whose terms expire at the Company’s 2023 annual meeting of stockholders; and Emily Leproust, Jason Ryan and Keith Meister as Class III directors of the Company whose terms expire at the Company’s 2024 annual meeting of stockholders. In connection with Mr. Meister’s appointment to the Board, he entered into an indemnification agreement with the Company in the form previously filed as Exhibit 10.4 to Sema4’s Current Report on Form 8-K filed with the SEC on July 28, 2021 (the “July 28, 2021 8-K”). In connection with the appointment of Mr. Ryan as the Executive Chairperson of the Board, Mr. Ryan stepped down from his role as Chairperson of the audit committee and Mr. Meister was appointed to serve as the Chairperson of the audit committee.

There is no arrangement or understanding between Mr. Meister and any other persons pursuant to which Mr. Meister was selected as a director, and, except as described herein, there are no related party transactions involving Mr. Meister that are reportable under Item 404(a) of Regulation S-K, other than through his role as manager of Corvex Management LP (“Corvex”), a stockholder of the Company, and his former role as a member of the board of managers of CMLS Holding LLC (the “Former Sponsor”). The Company’s prior transactions with Corvex and the Former Sponsor are described under “Certain Relationships and Related Party Transactions” beginning on page 304 of the Company’s definitive proxy statement filed with the SEC on July 2, 2021, which description is incorporated herein by reference. In addition, Corvex has entered into a Subscription Agreement and a Support Agreement in connection with the Transactions. Further, Mr. Meister will receive compensation for his service on the Board consistent with the Company's standard compensation arrangements for non-employee directors.

The foregoing description of the form of indemnification agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of indemnification agreement, a copy of which is attached as Exhibit 10.4 to the July 28, 2021 8-K and is incorporated herein by reference.

Item 9.01           Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1*
Agreement and Plan of Merger and Reorganization, dated as of January 14, 2022, by and among, Orion Merger Sub I, Inc., Orion Merger Sub II, LLC, GeneDx, Inc., GeneDx Holding 2, Inc. and OPKO Health, Inc.

10.1	Form of Subscription Agreement.
10.2	Form of Shareholder Agreement.
10.3	Form of Support Agreement.
10.4	Form of Lock-Up Agreement.
* The schedules and exhibits to the Agreement and Plan of Merger and Reorganization have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. Sema4 will furnish copies of any such schedules and exhibits to the Securities and Exchange Commission upon request.